Exhibit 14
CODE OF ETHICS
MAGIC COMMUNICATIONS, INC.
Senior officers such as the principal executive officer, principal financial officer, controller, officers of the Company or its subsidiaries, management employees and persons performing similar functions (“Senior Officers”) hold an important and elevated role in corporate governance. They are vested with both the responsibility and authority to protect, balance, and preserve the interests of all of the Company’s stakeholders, including stockholders, clients, employees, suppliers, and citizens of the communities in which business is conducted. Senior Officers fulfill this responsibility by prescribing and enforcing the policies and procedures employed in the operation of the Company’s financial organization, and by demonstrating the following:
I.	Honest and Ethical Conduct
Senior Officers will exhibit and promote the highest standards of honest and ethical conduct through the establishment and operation of policies and procedures that:
     Encourage and reward professional integrity in all aspects of the financial organization, by eliminating inhibitions and barriers to responsible behavior, such as coercion, fear of reprisal, or alienation from the financial organization or the enterprise itself.
     Prohibit and eliminate the appearance or occurrence of conflicts between what is in the best interest of the enterprise and what could result in material personal gain for a member of the organization, including Senior Officers.
     Company directors, officers and employees have an obligation to promote the best interests of the Company at all times. They should avoid any action which may involve a conflict of interest with the Company. Directors, officers and employees should not have any undisclosed, unapproved financial or other business relationships with suppliers, customers or competitors that might impair the independence of any judgment they may need to make on behalf of the Company. Conflicts of interest would also arise if a director, officer or employee, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company.
     Where conflicts of interest arise, directors, officers and employees must provide full disclosure of the circumstances and abstain from any related decision making process.
     Directors, officers and employees must also avoid apparent conflicts of interest, which occur where a reasonable observer might assume there is a conflict of interest and, therefore, a loss of objectivity in their dealings on behalf of the Company.

     Provide a mechanism for members of the finance organization to inform senior management of deviations in practice from policies and procedures governing honest and ethical behavior.
     If any employee has knowledge or is suspicious of any non-compliance with any provision of this Code or is concerned whether circumstances could lead to a violation of this Code, he or she should discuss the situation with one or more members of the Audit Committee. The Company will not allow any retaliation against a director, officer or employee who acts in good faith in reporting any such violation or suspected violation.
     If directors or executive officers have knowledge or are suspicious of any non-compliance with any provision of this Code or are concerned whether circumstances could lead to a violation of this Code, they should discuss the situation with the Audit Committee of the Board of Directors of the Company.
     Demonstrate their personal support for such policies and procedures through periodic communication reinforcing these ethical standards throughout the Company.